Filed by Match Group, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

IAC/InterActiveCorp

Commission File No.: 000-20570

Match Group, Inc.

Commission File No.: 001-37636

Date: December 19, 2019

[Excerpts from a Match Group Employee Announcement]

We’re very excited to share that IAC & Match Group’s Boards of Directors have approved a plan for the separation of Match Group from the remaining businesses of IAC, making Match Group a fully independent company. Included below is a Q&A with additional information that employees have asked about.

We will continue to send updates as this process unfolds.

Please note: All employees of Match Group and IAC are restricted by Securities and Exchange Commission (SEC) regulations regarding what they can communicate about the transaction, IAC and Match Group.  As such, you must receive prior approval from the Match Group legal department for any communication about the transaction. This includes communicating on social media, talking to customers and vendors, and even emails to all or a large number of employees. And as always, when in doubt, please ask.

FAQ

General Company Info

Q: What is today’s news on the potential spin?

A: IAC and Match Group’s Boards of Directors today announced they have both approved a plan for the separation of Match Group from the remaining businesses of IAC. The transaction is subject to a number of conditions, including approval by a majority of the non-IAC shareholders of Match Group (i.e., all shareholders who are not IAC), approval by IAC shareholders and other customary approvals. The proposed transaction is expected to close around the end of the second quarter of 2020.

While this transaction may generate news and headlines, it shouldn’t have any impact on our employees. Our strategy, goals, and objectives remain the same. We also expect compensation packages, benefits and perks to remain the same.

Q.  Why is IAC spinning us out now?

A. This is what IAC does. Barry Diller is quoted in the press release on this transaction explaining “We’ve long said IAC is the ‘anti-conglomerate’ … We’ve always separated out our businesses as they’ve grown in scale and maturity.”

We would be the seventh company that IAC has spun out and once completed, they will turn their attention to building their next generation of great companies.

Q: Who will make up the senior leadership of Match Group?

A: Our named officers would remain the same:

Mandy Ginsberg — Chief Executive Officer

Shar Dubey — President

Gary Swidler — Chief Financial Officer

Jared Sine — Chief Legal Officer

The composition of Match Group’s Board of Directors, however, would change. The new Board would consist of 11 directors, the majority of which would be independent. Only two IAC executive Directors, Joey Levin (serving as Executive Chairman) and Glenn Schiffman, would remain on the Match Group Board after the transaction is complete. Additional individuals expected to continue to serve as Directors of Match Group following the separation are:

Mandy Ginsberg — Chief Executive Officer of Match Group

Shar Dubey — President of Match Group

Ann McDaniel — Consultant to Graham Holdings Company

Thomas J. McInerney — Chief Executive Officer of Altaba Inc.

Pamela S. Seymon — Former partner at Wachtell, Lipton, Rosen & Katz

Alan J. Spoon — Partner Emeritus of Polaris Partners

New Directors would be named in the coming months.

Q. What are the terms?

A: The proposed transaction contemplates, effectively, a distribution of IAC’s stake in Match Group to IAC shareholders. As a result, Match Group would no longer be controlled by IAC.

There are many technical parts of this deal, but for Match Group, the transaction would mean:

•                  Elimination of the dual class stock structure, resulting in a single class of voting stock. This removes the controlling vote of any individual shareholder, meaning Match Group would become a fully independent company.

•                  Enhanced trading liquidity and potential stock index eligibility (e.g., S&P 500).

•                  Increased strategic flexibility.

•                  Match Group shareholders would receive $3.00 per share consideration in cash or (except for IAC) additional stock.

•                  Match Group would acquire both Tinder-occupied buildings in Los Angeles and assume certain debt from IAC.

Q: What is the debt Match Group would assume from IAC?

A: To give some context, when Match Group IPO’d in 2015, our net leverage (which is a financial measurement of debt to earnings*) was 4.1x. Today, we have been able to reduce our net leverage to 1.7x — all while continuing to invest in our businesses, make acquisitions, return $1.2 billion of capital to shareholders, and consistently deliver stellar results.

In the proposed transaction, Match Group would assume IAC’s $1.7 billion of Exchangeable Notes (debt). Match Group would also borrow money to fund the $3.00 per share consideration payable to all Match Group shareholders. The transaction is expected to result in net leverage of 4.2x at closing. This is only slightly higher than our debt levels at the time of our IPO. And, because Match Group generates a significant amount of cash, we expect to have net leverage of less than 3x within 18 months following the close of the transaction, while continuing to invest in our businesses.

*Net leverage is a measure by how much debt a company has relative to the cash it generates.

Q: How does that impact our ability to invest in our brands?

A: We strongly believe we are well positioned to continue to invest in our brands, our employees and our future growth. Everyone involved in this transaction wants to see Match Group continue on its current trajectory.

Q: How long will it take before we are officially independent?

A: In order for the transaction to close, among other closing conditions, a majority of the non-IAC shareholders of Match Group (i.e., all shareholders who are not IAC) must approve the terms of the transaction, along with IAC shareholders. Match Group will be soliciting shareholder votes with the goal of receiving majority approval and completing the transaction around the end of the second quarter of 2020.

Q: What are the next steps?

A: Over the coming months, Match Group and IAC will prepare and file documents with the SEC providing further information about the transaction to their shareholders.  Match Group and IAC will also work together to make preparations for the separation and solicit shareholder votes in favor of the transaction, with a goal of completing the transaction around the end of the second quarter of 2020.

Q: Will we be relocating to new offices?

A: Not for the time being. As part of this transaction, Match Group would acquire the two Tinder-occupied buildings in Los Angeles, currently owned by IAC. Our other businesses and brands have leases that we intend to maintain.

My Employment

Q: What happens to my hire date and service date?

A: They will remain the same.

Q: I am currently on an H1B Visa, and am in the process of applying for a green card. Will this transaction affect the immigration process I am currently going through?

A: Match Group’s HR and legal teams will continue to oversee employee visa/green card application processes. We do not expect any impact on your application.

Q: Will there be layoffs or changes in staff structure?

A: We do not expect this transaction to result in any layoffs or have an impact on brand organizations and business structures.

Compensation & Benefits

Q: What will happen to my benefits at the close of the transaction?

A: Many of our benefits are already administered by Match Group, so we don’t anticipate any noticeable changes to your benefits or perks. For some of the services that we share with IAC, our HR and corporate teams are working to bring them in house over the next few months before the transaction closes.

Q: What happens to my participation in the IAC 401(K) Plan and my account balance? (U.S. employees only)

A: The 401(k) plan design, including the company match, will remain the same. Our plan at this time is to continue with Charles Schwab as our 401(k) plan administrator.

Q: Our 401(k) plans are operated by IAC. Will we continue to receive the same 10% employer match administered by the IAC plan?

A: Match Group plans to operate the same 401(k) plan that you already have through Charles Schwab. There should be no disruption to your contributions, savings, or employee matching.

Q: What will happen to the IAC company discounts that we currently have?

A: We expect to retain all the perks and company discounts that our employees have grown to enjoy.

Q: Will there be changes to our compensation and review processes?

A: We expect that our compensation and review processes will remain the same moving forward, and to the extent we make changes to them, it will be as part of our ongoing competitive review of the market and business needs.

Q: What can I tell others about this?

A: All employees of Match Group and IAC are restricted by SEC regulations regarding what they can communicate about the transaction, IAC and Match Group.  As such, you must receive prior approval from the Match Group legal department for any communication about the transaction. This includes communicating on social media, talking to customers, vendors, and even emails to all or a large number of employees. And as always, when in doubt, please ask.

Additionally, employees should not respond to outreach or requests for comment from the media or otherwise.

***

NO OFFER OR SOLICITATION / ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication is being made in respect of a proposed transaction involving IAC/InterActiveCorp (“IAC”), IAC Holdings, Inc. (“New IAC”) and Match Group, Inc. (“Match”).  In connection with the proposed transaction, IAC, New IAC and Match intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a joint registration statement on Form S-4 to be filed by IAC and New IAC that will include a preliminary joint proxy statement of IAC and Match. The information in the preliminary joint proxy statement/prospectus will not be complete and may be changed. Each of IAC and Match will deliver the definitive joint proxy statement to their shareholders as required by applicable law. This communication is not a substitute for any proxy statement or any other document that may be filed with the SEC in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF IAC AND MATCH ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by IAC (when they become available) may be obtained free of charge on IAC’s website at www.iac.com. Copies of documents filed with the SEC by Match (when they become available) may also be obtained free of charge on Match’s website at www.mtch.com.

PARTICIPANTS IN THE SOLICITATION

IAC and Match and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective shareholders in favor of the proposed transaction under the rules of the SEC. Information about IAC’s directors and executive officers is available in IAC’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 1, 2019, and IAC’s definitive proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 30, 2019.  Information about Match’s directors and executive officers is available in Match’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 28, 2019, and Match’s definitive proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 30, 2019. Additional information regarding participants in the proxy solicitations and a description of their direct and indirect interests will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

FORWARD-LOOKING STATEMENTS

Certain statements and information in this communication may be deemed to be “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, statements relating to IAC’s and Match’s anticipated financial performance, objectives, plans and strategies, and all statements (other than statements of historical facts) that address activities, events or developments that IAC and Match intend, expect, project, believe or anticipate will or may occur in the future. These statements are often characterized by terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions, and are based on assumptions and assessments made by IAC’s and Match’s management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. IAC and Match undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance. Whether actual results will conform to expectations and predictions is subject to known and unknown risks and uncertainties, including: risks and uncertainties discussed in the proxy statement/prospectus and other reports that IAC and Match have filed with the SEC; competition; Match’s ability to maintain user rates on its higher-monetizing dating products; the companies’ ability to attract users to their products and services through cost-effective marketing and related efforts; changes in the companies’ relationship with (or policies implemented by) Google; foreign currency exchange rate fluctuations; the companies’ ability to distribute their products through third parties and offset related fees; the integrity and scalability of the companies’ systems and infrastructure (and those of third parties) and the companies’ ability to adapt their systems and infrastructure to changes in a timely and cost-effective manner; the companies’ ability to protect their systems from cyberattacks and to protect personal and confidential user information; risks relating to certain of the companies’ international operations and acquisitions; the risks inherent in separating Match from IAC, including uncertainties related to, among other things, the costs and expected benefits of the proposed transaction, the calculation of, and factors that may impact the calculation of, the exchange ratio at which shares of IAC capital stock will be converted into the right to receive new shares of the post-separation Match Group in connection with the transaction, the expected timing of the transaction or whether it will be completed, whether the conditions to the transaction can be satisfied or any event, change or other circumstance occurs that could give rise to the termination of the transaction agreement (including the failure to receive any required approvals from the stockholders of IAC and Match or any required regulatory approvals), any litigation arising out of or relating to the proposed transaction, the ability of the parties to successfully consummate the financing transactions contemplated to be completed in connection with the proposed transaction, the expected tax treatment of the transaction, and the impact of the transaction on the businesses of IAC and Match; and other circumstances beyond IAC’s and Match’s control. You should not place undue reliance on these forward-looking statements. For more details on factors that could affect these expectations, please see IAC’s and Match’s filings with the SEC, including, once filed, the proxy statement/prospectus.